NEWS RELEASE

EMX Royalty Announces Results of AGM and Provides Corporate Update

Vancouver, British Columbia, June 30, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General Meeting of shareholders held on June 30, 2020 in Vancouver, British Columbia (the "Meeting").  The number of directors was set at 5 and all director nominees, as listed in the Management Information Circular dated May 13, 2020 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.  According to the proxies received and shares voted at the Meeting, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Brian E. Bayley	37,467,481 (96.57%)	1,329,972 (3.43%)
David M. Cole	38,656,385 (99.64%)	141,068 (0.36%)
Brian K. Levet	38,524,171 (99.30%)	273,282 (0.70%)
Larry M. Okada	38,575,567 (99.43%)	221,886 (0.57%)
Michael D. Winn	37,420,637 (96.45%)	1,376,816 (3.55%)

Shareholders voted 99.59% in favour of setting the number of directors at five, 99.52% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, and 95.05% in favour of approving and ratifying the Company's Stock Option Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR profile on June 30, 2020.

CORPORATE UPDATE

EMX is pleased to announce the appointments of Ms. Christina Cepeliauskas, as the Company's new Chief Administrative Officer and Mr. Doug Reed, as the Company's new Chief Financial Officer; and, both appointments effective July 1st, 2020.

Christina Cepeliauskas, CPA, CGA, ICD.D

Christina has been CFO of EMX for the last 12 years.  During these last 12 years there have been challenges and many proud moments of success for EMX.  Christina is excited to embark on a new position as Chief Administrative Officer which allows her to utilize her skills and passions to support the EMX team going forward.  She is delighted that Mr. Doug Reed, who has been EMX's Controller for ten years to take on the role of CFO.

Doug Reed, CPA, CA

Mr. Reed brings more than 15 years of accounting experience in the mineral exploration and mining industry focusing on financial reporting, regulatory compliance, internal controls and corporate finance activities. Mr. Reed has held numerous CFO position with publicly traded and private entities. Mr. Reed has previously worked in public practice providing professional services and advice to publicly traded companies on the NYSE, TSX-V, and OTC markets on various public reporting services, such as audit requirements, qualifying transactions for reverse take-over, mergers and acquisitions, and financing transactions.  Mr. Reed holds a Bachelor of Science from the University of Victoria and is a Chartered Professional Accountant, CA.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com